UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LUNA INNOVATIONS INCORPORATED
Full Name of Registrant

Former Name if Applicable

1 Riverside Circle, Suite 400
Address of Principal Executive Office (Street and Number)

Roanoke, Virginia 24016
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 17, 2009, the (“Petition Date”), Luna Innovations Incorporated (the “Registrant”) filed a voluntary petition for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Western District of Virginia (the “Bankruptcy Court”). Since the Petition Date, the Registrant has managed its affairs as a debtor and debtor-in-possession pursuant to Section 1107 and 1108 of the Bankruptcy Code.

The Registrant’s independent accounting firm prior to the Petition Date was Grant Thornton LLP (the “Independent Accountants”). On and after the Petition Date, the Independent Accountants were asked to provide an engagement letter to continue as the Registrant’s independent accounting firm. The process for generating that engagement letter was delayed by the consideration by the Independent Accountants of whether they wished to continue to be engaged by the Registrant. The Independent Accountants have since decided to continue as the Registrant’s independent accounting firm and submitted an engagement letter to the Registrant. The Registrant has executed and returned the engagement letter to the Independent Accountants.

In connection with the bankruptcy proceeding and pursuant to Sections 327 and 328 of the Bankruptcy Code, the Bankruptcy Court must approve all financial advisors, counsel and other professionals representing the Registrant. The Registrant is working with the Independent Accountants to prepare a motion asking the Bankruptcy Court for approval of the Independent Accountants as the Registrant’s independent accounting firm, and the Registrant intends to file such motion shortly. Therefore, the necessary quarterly review of the Registrant’s unaudited financial statements for the three- and six-month periods ended June 30, 2009 in accordance with Rule 10-01(d) of Regulation S-X has been delayed pending the filing of such motion and/or such approval by the Bankruptcy Court.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Talfourd H. Kemper, Jr	540	769-8407
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We cannot provide a reasonable estimate of our results of operations for the quarter ending June 30, 2009, because the necessary quarterly review of the Registrant’s unaudited financial statements in accordance with Rule 10-01(d) of Regulation S-X has not yet begun for the reasons set forth in Part III above.

Luna Innovations Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2009	By	/s/ Talfourd H. Kemper, Jr.
Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).